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                                                                    EXHIBIT 16.1


June 1, 2005


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for Mexican Restaurants, Inc., under the date of March 28, 2005, we reported on the consolidated financial statements of Mexican Restaurants, Inc. as of and for the years ended January 2, 2005 and December 28, 2003 and for the three years ended January 2, 2005. On May 25, 2005 our appointment as principal accountants was terminated. We have read Mexican Restaurants, Inc.'s statements included under Item 4.01 of its Form 8-K dated May 25, 2005, and we agree with such statements except that we are not in a position to agree or disagree with Mexican Restaurants Inc.'s statement that the change was approved by the audit committee of the board of directors or any of the statements made under Item 4.01 in the sixth and seventh paragraphs.


Very truly yours,

/s/ KPMG LLP

KPMG LLP